EXHIBIT 99.1

PROMISSORY NOTE

$5,000

July 31,2010

In consideration of Money Loaned to the Company  by  Eric Joffe  in the aggregate amount of $5,000, PDK Energy  , INC., a Mississippi corporation (“PDK Energy  ”), hereby promises to pay to the order of Eric Joffe , an individual (“Mr. Joffe), the amount of $5,000 in accordance with the following:

1.

Payment of Amount Owed. 1) PDK Energy shall pay Mr. Joffe the principal amount of this note in on demand.

2.

Interest. Interest will accrue on the principal amount of this note at 8% Commencing 60 day after Note date .

3.

Method of Payment. PDK Energy  shall make all payments of amounts due under this note by wire transfer of immediately available funds to an account designated by Mr. Joffe in a written notice to PDK Energy .

4.

Conversion. Mr. Joffe is entitled, at his option, to convert at any time into shares of Common Stock of the Company at a conversion price of .007 per each share of Common Stock.

5.

Prepayment. PDK Energy may prepay this note in whole or in part at any time without premium or penalty.

6.

Events of Default. The occurrence of one or more of the following events (an “Event of Default”) will cause PDK Energy  to be in default under this note:

(1)

PDK Energy  fails to make any payment due under section 1 of this note or breaches any other obligation contained in this note; and

(2)

PDK Energy  commences any voluntary proceeding under any chapter of the Federal Bankruptcy Code or any other law relating to bankruptcy, bankruptcy reorganization, insolvency or relief of debtors, or any such proceeding is commenced against PDK Energy  and is not dismissed within 60 days from the date on which it is filed or instituted.

7.

Default Rate. Upon occurrence of an Event of Default, the unpaid principal amount of this note and any interest accrued thereon will bear interest from the date due until that amount is paid in full at an annual rate of 21%.

8.

Expenses. PDK Energy  shall pay all reasonable expenses incurred by Mr. Joffe in connection with the collection and enforcement of this note, including without limitation reasonable attorneys’ fees and costs.

9.

Waiver of Presentment. PDK Energy  hereby waives presentment, notice of demand for payment, protest, notice of dishonor and any other notice of any kind with respect to this note.

10.

Waiver of Rights. No delay on the part of Mr. Joffe in exercising any of Mr. Joffe’s rights nor any partial or single exercise of any of those rights constitutes a waiver thereof or of any other right, and no waiver on the part of Mr. Joffe of any of Mr. Joffe’s rights constitutes a waiver of any other right.

11.

Amendment. This note may only be amended, waived, discharged, or terminated by an instrument in writing signed by the party against which enforcement of the amendment, waiver, discharge, or termination is sought.

12.

Governing Law. The laws of the State of Michigan, without regard to principles of conflicts of law, govern all matters arising under this note, including without limitation any tort claim.

PDK Energy  is executing this note on the date stated at the top of this note.

PDK Energy  , INC.

By:

Eric Joffe

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